Exhibit 99.6

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE SHAREHOLDERS OF INFOSYS LIMITED AS A SPECIAL RESOLUTION BY WAY OF POSTAL BALLOT CONCLUDED ON OCTOBER 7, 2017

Approval for the Buyback of Equity Shares of the Company

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, the Companies (Management and Administration) Rules, 2014, including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 (the “Buyback Regulations”), and subject to such other approvals, permissions and sanctions as may be necessary and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any Committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the shareholders is hereby accorded for the buyback by the Company of its fully paid-up equity shares of a face value of ₹ 5/- each (“Equity Shares”) not exceeding 11,30,43,478 fully-paid-up Equity Shares, from the equity shareholders of the Company as on the Record Date, for an amount not exceeding ₹ 13,000 crore (Rupees Thirteen Thousand crore only) (hereinafter referred to as the “Buyback Offer Size”). The Buyback Offer Size does not include transaction costs, namely applicable taxes such as securities transaction tax, GST, stamp duty, filing fees, advisors’ fees, brokerage, public announcement expenses, printing and dispatch expenses and other incidental and related expenses. The Buyback Offer Size is 20.51 % of the total paid-up equity capital and free reserves of the Company as per the latest audited Balance Sheet as on June 30, 2017. The Buyback offer will comprise a purchase of up to 11,30,43,478 Equity Shares, aggregating up to 4.92% of the paid-up equity share capital of the Company at a price of ₹ 1,150/- (Rupees One Thousand One Hundred and Fifty only) per Equity Share on a proportionate basis through the “Tender Offer” route (hereinafter referred to as the “Buyback”), in accordance and consonance with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules and Management Rules.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its securities premium account and other free reserves and that the Buyback shall be through the Tender Offer route in such manner as may be prescribed under the Act and the Buyback Regulations and on such terms and conditions as the Board may deem fit.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangalore 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 Investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT as required by Regulation 6 of the Buyback Regulations, the Company shall buyback Equity Shares from the equity shareholders on a proportionate basis under the Tender Offer route, provided that 15% of the number of Equity Shares which the Company proposes to buyback or the number of Equity Shares entitled as per the shareholding of small shareholders, as defined in the Buyback Regulations (“Small Shareholders”), as of the Record Date, whichever is higher, shall be reserved for Small Shareholders.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/ POLICYCELL/1/2015 dated April 13, 2015 as amended via SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, including any amendments thereof.

RESOLVED FURTHER THAT the Buyback from the equity shareholders who are residents outside India including foreign corporate bodies (including erstwhile overseas corporate bodies), foreign institutional investors / foreign portfolio investors, non-resident Indians, shareholders of foreign nationality and ADS holders with underlying Equity Shares upon withdrawal of such Equity Shares, if any, shall be subject to Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and also subject to such approvals, if and to the extent necessary or required from concerned authorities including, but not limited to, approvals from the Reserve Bank of India (“RBI”) under Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any.

RESOLVED FURTHER THAT nothing contained here in above shall confer any right on the part of any shareholder to offer, or any obligation on the part of the Company or the Board to buyback any shares and / or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, compliance officer as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including public announcement, letter of offer, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, U.S. Securities and Exchange Commission (“SEC”), BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) (together with BSE, the “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Autorite des marches financiers (“AMF”), Euronext Paris, Euronext London, Registrar of Companies, Depositories and / or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board be and is hereby authorized to accept and make any alteration(s), modification(s) to the terms and conditions as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this resolution.